OTCBB: MRDDF	TSX-V: MAD	FSE: MRG
Suite 1500 - 701 West Georgia St, Vancouver, BC. V7Y 1C6 Tel: (604) 689-4580 Toll Free: 1-877-689-4580 www.mirandagold.com

MIRANDA GOLD ACQUIRES DISTRICT SCALE GOLD PLAY IN ALASKA

Vancouver, BC, Canada – November 2, 2009 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) reports that it has leased 171 Alaska state mining claims from Range Minerals Inc. (“Range”) comprising the Ester Dome project in the Fairbanks Mining District approximately 5 mi (8 km) from Fairbanks, Alaska. The Ester Dome project covers approximately 13.8 sq. mi (35.7 sq. km).

Although outside of Miranda’s normal exploration jurisdiction of Nevada, the Ester Dome acquisition presents Miranda a unique opportunity to control and explore a district-scale project with a historic gold endowment in excess of one million ounces.  The Fairbanks District has produced over 9.5 million ounces of alluvial gold. Over 3 million ounces of alluvial gold were mined on the flanks of Ester Dome and the Ester Dome project covers the majority of the upland source area for these 3 million ounces.  On the property, reported historic drilling returned a high-grade gold intercept with 19.7 ft of 2.7 oz Au/t (6 m of 91.2 g Au/t) justifying step out drilling with little advanced work required. Several of Miranda’s exploration funding partners have expressed interest in this type of high-grade vein deposit.

To maintain the lease with Range, Miranda will pay annual escalating advance royalty payments, incur minimum work commitments and be subject to a gold price indexed Net Smelter Return royalty.  In addition, subject to receipt of regulatory approval, to maintain the lease Miranda will issue the following share purchase warrants to Range:

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100,000 within five days of receipt of exchange approval exercisable at CA$0.50.

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100,000 at an exercise price of CA$0.55 on the first anniversary of the lease.

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100,000 at an exercise price of CA$0.60 on the second anniversary of the lease.

All share purchase warrants will expire two years after the date of issue and be subject to terms and limitations required by Canadian and U.S. securities laws including a four month hold period.

The geology and mineralization on the Ester Dome project is prospective for high-grade vein deposits and shear-hosted gold deposits as well as large tonnage bulk minable gold deposits. The geology of Ester Dome comprises a suite of metamorphic rocks, primarily schist separated by thrust faults. The schist is cut by igneous stocks and sills, and mineralization appears to be intimately related to a Cretaceous intrusive event. The Ryan Lode deposit (0.8 million ounce gold resource) is located approximately 2000 ft (600 m) to the southeast of the Ester Dome property boundary. A deposit such as True North (1.3 million ounce resource) hosted in imbricate shears provides a target analogue for Ester Dome.

The most recent exploration on Ester Dome was conducted by Placer Dome Exploration (“PDX”) for a nine-month period in 1998. PDX attempted to delineate a plus one million ounce resource within the nine-month period and drilled 14,620 ft (4,460 m) in 21 core and 10 reverse circulation drill holes. Reported highlights of that drilling are given:

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The best PDX hole (98EDC018) intersected 19.7 ft of 2.7 oz Au/t (6 m of 91.2 g Au/t) from 360 to 381 ft (110 to 116 m).

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Seven holes proximal to 98EDC018 had intercepts that averaged 6.4 ft of 0.081 oz Au/t (1.96 m of 2.77 g Au/t).

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The last hole drilled by PDX (98EDC031) was a 500 ft (152 m) step out from their area of focused drilling and intersected 10 ft of .513 oz Au/t (3 m of 17.6 g Au/t) at 673 ft (205 m). This hole was never followed up with additional drilling.

Over 12,000 surface soil and rock samples provide multiple undrilled gold anomalies on the property; several surface gold anomalies are on the scale of 0.6 – 1.2 mi (1 – 2 km) long and 660 – 1,640 ft (200 – 500 m) wide, including an anomaly that extends 1.2 mi (2 km) from the significant PDX drill hole intercepts.

A large VLF geophysical grid included in the property database appears to correlate well with inferred structures and will contribute to resolving and testing structural controls to mineralization.

The PDX final report recommends several targets for additional drilling that were not tested. Miranda will validate these PDX targets initially, and compile the large historic database to generate additional drill targets and begin field work in 2010. In line with Miranda’s business model as a prospect generator, a joint venture partner will be sought to further explore the project.

The data disclosed in this press release have been reviewed and verified by Company Senior Geologist Steven Koehler, CPG, BSc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Previous partners include Barrick Gold Exploration Inc., Newmont Mining Inc., Newcrest Resources Inc., Placer Dome (US) Inc., Agnico-Eagle (USA) Inc., Romarco Minerals Inc., Golden Aria Corp., the Cortez Joint Venture and the Buckhorn Joint Venture. Miranda has ongoing partnerships with Piedmont Mining Company Inc., White Bear Resources Inc., Queensgate Resources Corporation, Montezuma Mines Inc., and NuLegacy Gold Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Manager, Investor Relations 1-877-689-4580.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.